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EFFECTIVE AUGUST 23RD, 2004
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 28, 2004

ROYAL GOLD, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code <u>303-573-1660</u>

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Event

Ed Peiker, a director of the Company, is the managing partner of Ed Peiker, LLC, a Colorado limited liability corporation (the "Peiker LLC"), which has, as of December 28, 2004, modified its Rule 10b5-1 Trading Plan (the "Plan") dated November 6, 2003, at a time when he was not in possession of material non-public information about Royal Gold (the "Issuer"), whose securities are the subject of the Plan, and when the Issuer had an open trading window.

Paragraph 1.1 of the Plan has been modified to read as follows:

5,000 shares every month, provided the price per share is at or above $19.00 on the NASDAQ (the "Exchange") until 180,000 shares have been sold pursuant to the Plan or the Plan ends as otherwise specified herein.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit 99.1   Representation for Modification of Trading Plan under Rule 10b5-1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: December 30, 2004

Exhibit 99.1

Representation for Modification of Trading Plan under Rule 10b5-1

I represent to Merrill Lynch, Pierce Fenner and Smith ("Merrill Lynch"):

I modified my Rule 10b5-1 Trading Plan (the "Plan") dated 11/06/2003 in good faith, in compliance with the requirements of Rule 10b5-1, and at a time when I was not in possession of material nonpublic information about Royal Gold (the "Issuer"), whose securities are the subject of the Plan. I have consulted with legal counsel and other advisors in connection with my decision to modify my existing plan and have confirmed that the Plan meets the criteria set forth in Rule 10b5-1.

Any and all representations made by me at the time I created my Plan remain in effect.

Paragraph 1.1 of the plan is modified as follows:

5,000 shares every month, provided the price per share is at or above $19.00 on the NASDAQ (the "Exchange"), until 18,000 shares have been sold pursuant to the Plan or the Plan ends as otherwise specified herein;

The acceptance by Merrill Lynch's authorized representative below incorporates the modification into my Plan.

/s/ Edwin Peiker, Jr
Ed Peiker, Managing Partner

Dated: 12-28-04

Acceptance by Merrill Lynch:

/s/ Michael Cuomo
Michael Cuomo, Resident Vice President

Dated: 12-30-04